Exhibit 99.1

A LETTER FROM CUSTODIAN VENTURES LLC

June 9, 2021

Dear Fellow My Size Stockholder:

Custodian Ventures LLC, together with its affiliates (collectively, “Custodian Ventures” or “we”), is one of the largest stockholders of My Size, Inc. (“My Size” or the “Company”), with ownership of approximately 9.99% of the Company’s outstanding shares. We have nominated a slate of four highly- qualified candidates – David Aboudi, David E. Lazar, Patrick Loney and David Natan – for election to the Company’s Board of Directors (the “Board”) at My Size’s upcoming 2021 annual meeting of stockholders (the “2021 Annual Meeting”). We did not come to this decision lightly, but felt that it was necessary given the significant destruction of stockholder value that has occurred and the apparent misalignment of interests between the Board and the Company’s stockholders.

The Company’s Existing Strategy Has Failed to Create Value for Stockholders

My Size was launched in 2014 to commercialize mobile device measurement solutions with a focus on the e-commerce fashion/apparel industry. However, after seven years, we believe stockholders deserve more from the Board and management than the continued destruction of their capital and claims by the Company that it remains in the “commercialization phase” of its technology. From our discussions with industry experts, we understand the Company’s technology, which may have been cutting-edge when the venture started in 2014, may have already been leapfrogged in a very saturated and increasingly competitive market for measurement solutions. As a result of the Company’s failure to thrive, My Size’s stock price since its listing on Nasdaq has declined by a staggering 98.7% compared to gains of 79.5% and 190.7%, respectively, for the Russell 2000 Index and Technology Select Sector SPDR over the same time period.

Source: FactSet; total return calculated based on closing price for July 25, 2016, the date the Company began trading on Nasdaq and May 13, 2021, the date prior to Custodian Ventures’ announcement of its nomination of director candidates in a Schedule 13D filing. Measured by IWM (iShares Russell 2000) - an ETF that tracks the Russell 2000 index, and XLK (Technology Select Sector SPDR) - an ETF that tracks an index of S&P 500 technology stocks.

The Company’s operating performance has been similarly abysmal. Since its pivot to becoming a mobile measurement solution in 2014, the Company has never reported a profitable quarter and has generated only $232,000 in sales across nine sales offices. Such poor performance has led to the Company’s auditor including a “going concern” qualification in the Company’s recently filed Annual Report on Form 10-K which states that significant losses, negative cash flows and accumulated deficits raise substantial doubts about the Company’s ability to even continue as a going concern. By any measure, we believe this destruction of stockholder value and poor financial results represents an abject failure that stockholders must unite to bring to an end.

We Have Serious Concerns with Management’s Bloated Compensation Packages and Egregious Perks

We believe the Company’s problems can be traced directly to a broken culture in the boardroom and senior management, led by Chief Executive Officer Ronen Luzon and his wife, Chief Marketing Officer Billy Pardo, who in the past three years alone have siphoned off an aggregate compensation exceeding $2 million, including for “automobile-related expenses” and “other social benefits”. Given the Company’s abysmal operating performance and the fact that the Company routinely outlays cash on “consultants” tasked with providing “financing and strategic advisory” and “promoting the Company’s products and services”, we seriously question what, if any, accomplishments or milestones either of Mr. Luzon or Mr. Pardo have brought to the Company to justify such bloated compensation packages given the Company’s insignificant sales and progress to date.

We Believe the Board Lacks Sufficient “Skin in the Game” and Has Rewarded Poor Performance at Stockholders’ Expense

We have serious concerns that the Company’s three outside directors, Arik Kaufman, Oren Elmaliah and Oron Branitzky, none of whom has ever previously served as a public company director, are either “asleep at the wheel” or unable or unwilling to hold management accountable. None of these directors has ever purchased a single share of the Company in the open market despite earning $15,000 annually in Board fees paid in cash. Today, these directors own under 0.8% of the Company’s total outstanding shares of Common Stock, which in our view, amply demonstrates the Board’s lack of “skin in the game” and reluctance to change the status quo at the Company.

Instead of holding management accountable for the value destruction that has occurred at the Company, Messrs. Kaufman, Elmaliah and Branitzky, who are the Compensation Committee members of the Board, have instead rewarded poor performance. In May 2020, these directors agreed to reduce the exercise price of then worthless options held by the Company’s directors and executive officers, from $9.15 to $18.15 per share to just $1.04 per share. Repricing options without stockholder approval is an affront to long suffering stockholders. If the status quo continues and the share price drops below $1.00 for an extended period, the Company risks being delisted by Nasdaq. If this occurs, My Size’s stock will have to be traded on the OTC market which has less liquidity and could substantially further reduce the value of shares in the Company.

Our nominees, on the other hand, have expressed an intention to invest their own capital into the Company if elected to the Board, which will bring an owner’s perspective to the boardroom and a commitment to driving stockholder value in addition to their deep collective experience as accomplished business owners and stewards of capital.

We Find the Board’s Recent Decision to Undertake a Dubious and Highly Dilutive Transaction Extremely Troubling

In the latest example of its poor corporate governance practices, on May 26, 2021, this Board issued 2.5 million shares, nearly 20% of the Company’s then outstanding shares of Common Stock, in return for a waiver from one of the Company’s founders, Shoshana Zigdon, of the mere right to repurchase certain assets and to receive royalty payments, which rights we believe are of little to no value given the Company’s inability to generate operating income to date, the likelihood that the Company’s measurement technology has been leapfrogged by competitors based on our discussions with industry experts and the Company’s failure to seek an independent external valuation of such assets as would have been required under a 2014 purchase agreement with the Company if Ms. Zigdon had exercised her right to purchase said assets. We believe this transaction, which confers substantial material value to Ms. Zigdon in exchange for her waiver of rights that have no significant value, appears to have no bona fide business purpose other than to “buy the vote” and put 16.62% of the shares in the hands of a supporting founder in advance of a potential election contest with Custodian Ventures at the 2021 Annual Meeting. As such, Custodian Ventures has made a Demand under Delaware law to inspect certain books and records of the Company to determine, among other things, whether there was any breach of fiduciary duties by members of the Board in approving this dilutive transaction after we nominated our slate.

Our Interests Are Aligned with ALL My Size Stockholders

If elected, our nominees would bring fresh perspectives into the boardroom and be valuable in assessing and executing on initiatives to unlock value at the Company; however, without being inside the boardroom and having access to all of the Company’s books and records, it is impossible for us to determine what the best path forward is for the Company. With that being said, our nominees are committed to fully evaluating a wide range of strategies, including but not limited to pursuing a range of possible strategic and value- creating transactions.

If elected, our nominees, subject to their fiduciary duties, are committed to implementing a comprehensive strategic plan aimed at unlocking value at My Size and look forward to publicly releasing more information concerning potential opportunities to do so over the coming weeks.

As the Company’s largest stockholder prior to My Size’s recent dilutive entrenchment maneuver, owning 9.99% of the outstanding shares, Custodian Ventures will seek the greatest possible alignment with the stockholders—if elected, its nominees will focus on stock price appreciation, not bloated executive compensation packages and dubiously structured transactions designed to entrench management at the expense of the Company’s true owners. We believe the time for change is now, and we look forward to presenting our highly qualified candidates—David Aboudi, David E. Lazar, Patrick Loney and David Natan—to stockholders for their consideration at the 2021 Annual Meeting, which we expect the Company to announce the date of in the coming weeks.

Sincerely,

David E. Lazar

Chief Executive Officer

Activist Investing LLC

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Custodian Ventures LLC (“Custodian Ventures”), together with the other participants named herein, intends to file a preliminary proxy statement and an accompanying WHTE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly qualified director nominees at the 2021 annual meeting of stockholders My Size, Inc., a Delaware corporation (the “Company”).

CUSTODIAN VENTURES STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Activist Investing LLC (“Activist Investing”), Custodian Ventures, David E. Lazar, David Aboudi, Patrick Loney and David Natan.

As of the date hereof, Activist Investing directly beneficially owns 421,553 shares of Common Stock, par value $0.001 per share, of the Company (the “Common Stock”). As of the date hereof, Custodian Ventures directly beneficially owns 790,300 shares of Common Stock. As of the date hereof, Mr. Lazar directly beneficially owns 290,200 shares of Common Stock. Mr. Lazar, as the sole member and Chief Executive Officer of each of Activist Investing and Custodian Ventures, may be deemed to beneficially own the 1,211,853 beneficially owned in the aggregate by Activist Investing and Custodian Ventures. As of the date hereof, none of Messrs. Aboudi, Loney or Natan beneficially own any shares of Common Stock.

Contacts:

David E. Lazar

(646) 768-8417

John Ferguson / Ann Marie Mellone

Saratoga Proxy Consulting LLC

(212) 257-1311

info@saratogaproxy.com